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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                            CUMBERLAND RESOURCES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     23077R
                    ----------------------------------------
                                 (CUSIP Number)


                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JULY 29, 2004
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R
         --------

--------------------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Kinross Gold Corporation; EIN 650430083
--------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    ________________

           (b)    ________________

--------------------------------------------------------------------------------
 3         SEC Use Only

--------------------------------------------------------------------------------
 4         Source of Funds (See Instructions)

           WC
--------------------------------------------------------------------------------
 5         Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)               X
                                         -----------
--------------------------------------------------------------------------------
 6         Citizenship or Place of Organization

           PROVINCE OF ONTARIO
--------------------------------------------------------------------------------
                      7        Sole Voting Power

                               6,202,700
   Number of      --------------------------------------------------------------
     Shares           8        Shared Voting Power
  Beneficially
   Owned by                    -0-
      Each        --------------------------------------------------------------
   Reporting          9        Sole Dispositive Power
     Person
      With                     6,202,700
                  --------------------------------------------------------------
                     10        Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned by Each Reporting Person

           6,202,700
--------------------------------------------------------------------------------
12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                / /

--------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)

           11.4%
--------------------------------------------------------------------------------
14         Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on April 30, 2004 and Amendment No. 1 thereto filed on June 7, 2004.

Item 1.   Security and Issuer

     (a)  Title of Class of Equity Securities:

          COMMON STOCK (THE "COMMON STOCK")

     (b)  Name of Issuer:

          CUMBERLAND RESOURCES LTD. ("CUMBERLAND")

     (c)  Address of Issuer's Principal Executive Office:

          NO CHANGE.

Item 2.   Identity and Background

     (a)  Name:

          KINROSS GOLD CORPORATION ("KINROSS")

     (b)  Business or Residence address:

          NO CHANGE.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          NO CHANGE.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          NO CHANGE.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          NO CHANGE.

     (f)  Citizenship:

          NO CHANGE.

Item 3.   Source and Amount of Funds or Other Consideration

          ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

          ON THE DATES INDICATED BELOW, KINROSS PURCHASED THE NUMBER OF SHARES OF THE COMMON STOCK INDICATED BELOW ON THE OPEN MARKET AT THE PRICES INDICATED BELOW:

                   DATE           NO. OF SHARES         AVERAGE PRICE
                   ----           -------------         -------------
                   6/9/04             13,300              $2.15
                   7/7/04             13,500              $1.90
                   7/8/04            134,600               $2.0756
                   7/9/04             65,000              $2.10
                   7/12/04            53,200              $2.12
                   7/13/04            19,300              $2.05
                   7/20/04            42,400              $2.10
                   7/21/04            15,000              $2.05
                   7/22/04            27,000              $2.05
                   7/26/04            26,600              $1.97
                   7/27/04            70,500              $1.97
                   7/28/04            23,800              $2.00
                   7/29/04            56,000              $2.00

          THE SOURCE OF THE FUNDS USED FOR SUCH PURCHASES WAS THE WORKING CAPITAL OF KINROSS.

Item 4.   Purpose of Transaction

          NO CHANGE.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) ITEMS 5(A) AND 5(B) ARE HEREBY AMENDED AND RESTATED AS
          FOLLOWS:

          KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 6,202,700 SHARES OF THE COMMON STOCK, WHICH REPRESENTS 11.4% OF THE OUTSTANDING SHARES OF THE COMMON STOCK.

          (c)  NO CHANGE.

          (d)  NO CHANGE.

          (e)  NO CHANGE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          NO CHANGE.

Item 7.   Material to Be Filed as Exhibits

          NO CHANGE.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KINROSS GOLD CORPORATION


August 5, 2004                            By:  /s/ SHELLEY M. RILEY
------------------------------                 ------------------------------
Date                                           Shelley M. Riley, Secretary

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD CORPORATION



Name/Title                            Business Address                    Citizenship
----------                            ----------------                    -----------

John A. Brough                        Torwest Inc.                          Canada
Director                              3125 Windsor Blvd.
                                      Vero Beach, FL 32963

Robert M. Buchan                      Scotia Plaza, Suite 5200              Canada
President, Chief Executive            40 King Street West
Officer and Director                  Toronto, Ontario M5H 3Y2

Arthur H. Ditto                       P.O. Box 20160                        Canada
Director                              Wickenberg, AZ 85358

John A. Keyes                         10 Windhaven Dr.                      Canada
Director                              The Woodlands, TX 77381

John M. H. Huxley                     Algonquin Power System Inc.           Canada
Director                              Unit 210
                                      2085 Hurontario Street
                                      Mississauga, Ontario
                                      L5A 4G1

Cameron A. Mingay                     Scotia Plaza, Suite 2100              Canada
Director                              40 King Street West
                                      Toronto, Ontario M5H 3Y2

John E. Oliver                        Scotiabank                            Canada
Independent Chairman and              Atlantic Regional Office
Director                              1709 Hollis Street, 6th Floor
                                      Halifax, Nova Scotia
                                      B3J 3B7

John W. Ivany                         Scotia Plaza, Suite 5200              Canada
Executive Vice President              40 King Street West
                                      Toronto, Ontario M5H 3Y2

Lars-Eric Johansson                   Scotia Plaza, Suite 5200              Canada
Executive Vice President and Chief    40 King Street West
Financial Officer                     Toronto, Ontario M5H 3Y2

Scott A. Caldwell                     Scotia Plaza, Suite 5200               U.S.
Executive Vice President, Chief       40 King Street West
Operating Officer and Director        Toronto, Ontario M5H 3Y2

Jerry W. Danni                        Scotia Plaza, Suite 5200               U.S.
Senior Vice President,                670 Sierra Rose Drive
Environmental Affairs                 Reno, Nevada 89511


Christopher T. Hill                   Scotia Plaza, Suite 5200              Canada
Vice President, Investor              40 King Street West
Relations, and Treasurer              Toronto, Ontario M5H 3Y2

Ronald W. Stewart                     Scotia Plaza, Suite 5200              Canada
Vice President, Exploration           40 King Street West
                                      Toronto, Ontario M5H 3Y2

Allan D. Schoening                    Scotia Plaza, Suite 5200              Canada
Senior Vice President,                40 King Street West
Human Resources and                   Toronto, Ontario M5H 3Y2
Public Affairs

Shelley M. Riley                      Scotia Plaza, Suite 5200              Canada
Corporate Secretary                   40 King Street West
                                      Toronto, Ontario M5H 3Y2

Richard S. Hallisey                   30 South Drive                        Canada
Director                              Toronto, Ontario M4W 1R1

George A. Michals                     One Toronto Street,                   Canada
Director                              Suite 200
                                      Toronto, Ontario M5C 2V6

Rodney A. Cooper                      Scotia Plaza, Suite 5200              Canada
Vice President, Technical             40 King Street West
Services                              Toronto, Ontario M5H 3Y2

Andrew F. Kaczmarek                   Scotia Plaza, Suite 5200               U.S.
Vice President, Project               40 King Street West
Development                           Toronto, Ontario M5H 3Y2